Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783




BAA

19 June 2006


06014860

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp Pamela Lewis
**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

RECEIVED
2006 JUL -5 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 19 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**SIP 15 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________
Signed

______________________
Name

______________________
Date

## Director/PDMR Shareholding

**BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2**
**Acquisition of shares under the BAA Share Incentive Plan**

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 16 June 2006 been advised that on 15 June 2006, the Trustee of the BAA Share Incentive Plan acquired the following number of BAA 100p ordinary shares at £9.28500 per share on behalf of the following directors and senior executives:

| Director | Number of shares | Senior Executives | Number of shares |
|---|---|---|---|
| Mr M Clasper | 14 | Paul Griffiths | 13 |
| Mrs M Ewing | 14 | Terry Morgan | 14 |
| Mr M Temple | 14 | Duncan Garrood | 13 |
| Mr T Ward | 14 | Colin Hargrave | 14 |
| | | Andrew Jurenko | 14 |
| | | Richard Rundle | 14 |

19 June 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





19 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700



From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 19 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 19 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

**BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985**

BAA plc has today been informed that as at the close of business on 15 June 2006, Deutsche Bank AG and its subsidiary companies ceased to have a notifiable interest in the Company's ordinary shares.

19 June 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





BAA

27 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



**Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 27 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**PSP 27 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_______________________
Signed

_______________________
Name

_______________________
Date

**Director/PDMR Shareholding**

**BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2**
**Award of shares under the BAA Performance Share Plan (PSP)**

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 27 June 2006 has been informed that an award of shares under the BAA Performance Share Plan has been made to the following Directors and Senior Executive detailed below:

| Director | Number of shares | Senior Executives | Number of shares |
|---|---|---|---|
| M Clasper | 52,940 | Peter Blausten | 15,669 |
| M Ewing | 31,651 | Tony Douglas | 18,895 |
| S Nelson | 11,211 | Donal Dowds | 14,238 |
| M Temple | 15,763 | Duncan Garrood | 27,239 |
| M Toms | 20,070 | Paul Griffiths | 19,933 |
| T Ward | 24,429 | Colin Hargrave | 14,171 |
| | | Ian Hargreaves | 14,953 |
| | | Andrew Jurenko | 16,384 |
| | | Terry Morgan | 13,430 |
| | | Mark Riches | 14,164 |
| | | Rachel Rowson | 9,906 |
| | | Richard Rundle | 19,926 |

27 June 2006

## Director/PDMR Shareholding

**BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2**
**Award of shares under the BAA Performance Share Plan (PSP)**

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that BAA has on 27 June 2006 has been informed that an award of shares under the BAA Performance Share Plan has been made to the following Directors and Senior Executive detailed below:

| Director | Number of shares | Senior Executives | Number of shares |
|---|---|---|---|
| M Clasper | 89,729 | Peter Blausten | 26,558 |
| M Ewing | 53,646 | Tony Douglas | 32,026 |
| S Nelson | 19,003 | Donal Dowds | 24,133 |
| M Temple | 26,718 | Duncan Garrood | 46,169 |
| M Toms | 34,017 | Paul Griffiths | 33,786 |
| T Ward | 41,406 | Colin Hargrave | 24,019 |
| | | Ian Hargreaves | 25,345 |
| | | Andrew Jurenko | 27,771 |
| | | Terry Morgan | 22,763 |
| | | Mark Riches | 24,007 |
| | | Rachel Rowson | 16,790 |
| | | Richard Rundle | 33,774 |

27 June 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783







**BAA**

27 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Pamela Lewis
pp **Sue Welch**
**Assistant Company Secretary**

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 27 June 2006

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**
**Disclosure of Interest 27 June 2006**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

________________________
Signed

________________________
Name

________________________
Date

**BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985**

BAA plc has today been informed that as at the close of business on 23 June 2006, UBS AG acting through its business group and legal entities detailed below, had an interest in 66,602,154 ordinary shares of the Company, representing 6.15% of its issued share capital.

| **UBS business group / legal entity** | **Amount Shares** | **% held** |
|---|---|---|
| UBS Global Asset Management (Life) Ltd | 1,925,334 | 0.18% |
| UBS AG London Branch | 64,673,957 | 5.97% |
| UBS AG (Switzerland) | 2,863 | 0.00% |
| **UBS AG – Total** | **66,602,154** | **6.15%** |

27 June 2006